Exhibit 3.33

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST: The name of the limited liability company is Aquila East Coast Generation LLC.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

THIRD: That this Certificate of Formation is intended to become effective, for all purposes, at 5:30 p.m. Eastern Standard Time on the 11th day of March, 2004.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Aquila East Coast Generation LLC this 11th day of March, 2004.

By:	/s/ Sara L. Henning
Sara L. Henning, Authorized Person